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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 001-14485

                      TELE SUDESTE CELLULAR HOLDING COMPANY
                 (Translation of registrant's name into English)

                        Praia de Botafogo, 501, 7(degrees) andar
                      22250-040 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F ___
                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes    ___                    No     X
                                                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes    ___                    No     X
                                                        ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes    ___                    No     X
                                                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ----

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                      TELE SUDESTE CELLULAR HOLDING COMPANY

                                TABLE OF CONTENTS

     Item

      1. Press Release entitled "Tele Sudeste Celular Participacoes S.A. Announces Consolidated Financial Results for the 4/th/ Quarter 2002" dated February 17, 2003.

                                                          [GRAPHIC]

TELE SUDESTE CELULAR PARTICIPACOES S.A.

Announces Consolidated Financial Results for the 4/th/ Quarter 2002
--------------------------------------------------------------------------------
Press Release, February 17, 2003  (52 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPACOES S.A., SP, Brazil
Tel. :   (55-11) 3549-7200
Fax :    (55-11) 3549-7202
E-mail:  callen@telesp.com.br
URL:     www.telefonica.net.br

(Sao Paulo - Brazil), (February 17, 2003) TELE SUDESTE CELULAR PARTICIPACOES S.A. (NYSE: TSD; BOVESPA: TSEP) today announced its consolidated financial results for the 4/th/ quarter ended December 31, 2002 stated in nominal reais and in accordance with the Brazilian Corporate Law # 6,404 of December 15, 1976 and modified by Law # 9,457 of May 5, 1997 and Law 10.303 of October 31, 2001.

MAIN CONSOLIDATED FIGURES

                                          Consolidado-Acumulado

Unadited Figures in R$ million               Dec-02      Dec-01     Variacao

Net Operating Income                           1,848      1,703         8.5%
EBITDA                                           602        588         2.4%
EBITDA Margin(%)                                32.6       34.5        -1.9p.p
Operating income                                 198        171        15.7%
Results before taxes and participations          197        170        15.7%
Net result                                       140        163       -13.8%

Capital Stock (in billion shares)              414.0      396.0         4.5%
EPS (000)                                       0.34       0.41       -17.6%

Cellular lines in service (000)                3,455      3,028        14.1%
Number of clients - contract (000)             1,087      1,005         8.2%
Number of clients - per-paid (000)             2,368      2,023        17.1%

Digitalization (%)                              95.1       91.5         3.6p.p

1 - Preliminary Considerations

Since its privatization, the cellular telephony sector has seen a sustained growth in Brazil. Tele Sudeste stands out as the market leader operating in a region where the estimated penetration levels have reached 32.7% in December 2002. This region represents 1% of the Brazilian territory and has 18.1 million inhabitants. The Company covers 100% of the municipalities in the region and has achieved the high digitalization level of 95.1% of its customer base, using the CDMA technology.

Tele Sudeste has focused its efforts on expanding and modernizing its network and in providing an increasingly wide range of services and high quality levels thus preparing the Company, both administratively and commercially, to the new competitive environment.

Within this framework, the Company launched during the year the services:
"Controle de Consumo" (Consumption Control) aimed at the clients of Top plans (contract), providing information about the consumption of the client, either by request, through previous programming, or when a fixed value is reached; Torpedo News that sends information about the economy, sports, financial indicators, horoscopes, and many others, by using SMS messages; and "Emocion Bip" service that warns the client through a sound alert when the client receives an e-mail, an e-card, or is invited to join a chat room. The Company will continue to prioritize the development of value added services like WAP and SMS, constantly adding more contents and thus the transit of messages. During the month of April, the Company launched the service MoviStar Dados 2.5G, with the implementation of its 2.5G network using the 1xRTT technology. The new generation of the CDMA standard of mobile telephony increases the speed of access to internet through the cellphone in up to ten times. The coverage of the service that initially comprised the airports, downtown and the southern region of the city of Rio de Janeiro, was expanded to the western part of the city, Barra and Recreio, and to the metropolitan area of Vitoria, capital of the State of Espirito Santo.

During the year 2002, the commercial management has implemented a growth model prioritizing the profitability of the operations. The Company is centering its efforts in the customer loyalty. In that sense and in order to complement the program of points and advantages "Mundo de Vantagens MoviStar Top", the Company launched the Favorites Program, aimed to clients enrolled in contract and pre-paid plans, offering 50% off in the calls up to 5 cellphones of the Company, previously registered.

A new service channel was created to make the life easier to the clients. It is the TelefonicaOnLine, that corresponds to a web channel capable to provide services that were previously provided only in stores or using the 1404.

The marketing strategy during the year guaranteed the leadership position in the market. Tele Sudeste ended the year with 58.4% of estimated market share.

In December, the operating companies of Tele Sudeste migrated to the SMP - Personal Mobile Service. During the same month, the shares owned by PT Movies - Servicos de Telecomunicacoes, SGPS and Telefonica Moviles, S.A. were transferred to Brasilcel N.V. This new company has now direct and indirect ownership in Tele Leste Celular, Tele Sudeste Celular Participacoes S.A., Celular CRT Participacoes S.A., Telesp Celular Participacoes and Global Telecom S.A., constituting a Joint Venture shared by Portugal Telecom and Telefonica Moviles. Therefore, the Company becomes part of a group with more than 13.7 million of subscribers operating in regions with a potential market of more than 94 million inhabitants, representing more than 70% of the Brazilian GDP.

Taking into consideration the high volatility of the exchange rate in 2002 and the fact that near to 100% of Tele Sudeste's debt is denominated in foreign currency, the hedging policy resulted in net financial expenses below the variation of the CDI within the period. This result testifies that the adopted policy is correct and thus, the Company was not affected by the variation of the exchange rate.

2 - Business Performance

Tele Sudeste registered an expansion of 14.1% in the subscriber base during the year 2002.

--------------------------------------------------------------------------------
Operating Summary                                     T O T A L
                                         ---------------------------------------
                                            2002         2001       Var. (%)
--------------------------------------------------------------------------------
Network digitalization (%)                    95.1         91.5          3.6p.p
--------------------------------------------------------------------------------
Subscribers - Total (thousand)               3,455        3,028         14.1
--------------------------------------------------------------------------------
Subscribers - Contract (thousand)            1,087        1,005          8.2
--------------------------------------------------------------------------------
Subscribers - Pre-paid (thousand)            2,368        2,023         17.1
--------------------------------------------------------------------------------
Regional penetration (%)                      32.7         27.7          5.0 pp
--------------------------------------------------------------------------------
Number of employees                          1,972        1,793         10.0
--------------------------------------------------------------------------------
Sale's points                                  652          908        (28.2)
--------------------------------------------------------------------------------

In order to provide a better service to its 3.5 million of subscribers, of which
1.1 and 2.4 million belong to the contract and pre-paid systems, respectively, the Company launched several new services. Among such services, the most significant are:

MoviStar Dados 2,5G - With the implementation of its 2.5G network using the 1xRTT technology, the Company started to offer internet access through the cellphone with a speed that is up to ten times faster. This new service allows billing based on data volume and new possibilities of use that multiply its applicability such as safe access to VPNs (Virtual Private Networks) of the corporate clients. The coverage of the service that initially comprised the airports, downtown and the southern region of the city of Rio de Janeiro, was expanded to the western part of the city, Barra and Recreio, and to Vitoria, capital of the State of Espirito Santo.

Emocion Bip: This service warns the client through a sound alert when the client receives an e-mail in his IG inbox, an e-card, or was invited to join a chat room in Selig.

Torpedo News: The Company sends information as selected by the client about the economy, sports, financial indicators and horoscopes, through SMS messages.

*444: Consumption limit on request, enabling the client to receive information about consumption, by using SMS. The consumption involves total calls, access to voice mail, access to e-mocion, and Torpedo messages sent within the concession area of the Company.

*445: Programmed consumption limit. The client receives Torpedo messages informing him about consumption with a programmed periodicity. Messages can be programmed to be sent on a daily, weekly or billing date basis. This service is also available for corporate plans that do not have MoviStar Gestao.

*446: Consumption limits for contracted amount, that is valid for the contract plans without monthly fee. The client receives Torpedo messages informing him about his consumption when 50%, 80% and 100% of his contracted amount is reached. Besides, the client can decide the blockage of his line for outgoing calls when the contracted amount is reached.

Instant Messager: Available with the package campaign "Coisa", during Christmas. This service provides access to ICQ using the cellphone.

Additionally, the Company started to offer roaming to Korea and Japan before the World Cup. In Korea, the client used the same handset, only requiring the programming of the international ID number. In Japan, the client needed a new handset.

                                    [GRAPH]


Through several partnerships, the Company offered interactivity between cellular telephony and television, by a matched media with the reality shows. The client is able to vote and receive news about the shows on its cellphone. The service opened a new horizon of partnerships with the participation in "Big Brother Brasil" 1 and 2 and "Casa dos Artistas" 2 and 3.

The Company's clients won another option of contract plan with the launch of Movi Star Top 35. This package offered 40 minutes of calls to telephones within the operator's region for a monthly payment of R$ 35.00. The plan can be changed from the pre-paid service to the contract service without needing a number change. Furthermore, it allows to send SMS message to the cellphones of the other operators.

In order to complement the program of points and advantages "Mundo de Vantagens MoviStar Top", the Company launched the Favorites Program that establishes a network of calls. The client registers up to 5 cellphones of the Company, receiving 50% off in the calls to those numbers, either at peak or off-peak hours.

The Company created TelefonicaOnLine, a web channel to improve the customer service. Inputting the line number and a password, the client is able to receive services and get information about its line and his last bills, which were previously available only in stores or using the 1404. Accessing TelefonicaOnLine, the client can also send SMS messages to friends, update contact lists and agenda of E-mocion and use other exclusive services any time of the day.

In order to guarantee the expansion of services in accordance with the standards required by our customers, the Company took an active quality policy. In 1999, the Call Center had already received ISSO 9002 certification. In 2000, ISO 9001 certification was extended to other areas of the operating companies such as:
Product and Service Development; Customer Service; Company Store Sales; Sales via Indirect Channels; Corporate Sales; Logistics; Collections; Network Operation, Optimization and Network Maintenance; Maintenance of Systems; Customer Billing and Procurement. The Company is continuously working to be certified in the rest of its areas.

The Company currently owns 43 stores and kiosks. In addition, it has an efficient network of exclusive accredited representatives with 609 sales points that offer the Company services as well as handsets. Pre-paid magnetic calling cards can be found not only in the Company's own stores and accredited representatives but also in more than 11,520 sales points which are not necessarily exclusive. These include such outlets as gasoline stations and post offices. The pre-paid magnetic cards may also be replenished at 1,929 offices of the following banks: Banco Itau, Bradesco, Banco do Brasil, Banerj, Unibanco and Caixa Economica Federal (including lottery stands).

3 - Regulatory Aspects

The two operating companies, Telerj Celular S.A. and Telest Celular S.A., are in accordance to all the performance targets that they are currently required to achieve as in the plan established by Anatel - Agencia Nacional de Telecomunicacoes - the telecommunication regulator in Brazil.

Meanwhile, according to the migration to the SMP, signed in December 2002, the companies will have to comply with the new rules regarding Quality Standards. The deadline to adjust the systems to include the multi-carrier system for inter-regional, inter-state and international calls expires on May 31, 2003.

In 2002, within the area of operation of the Company, two operators have started to operate in the band D and the band E.

4 - Comment on the Economic Environment

The year 2002 was affected by a large volatility in the markets, caused by adverse international conditions and uncertainties regarding the internal political scenario. This negative environment began to fade away just in the last quarter of the year.

In the international front, a group of factors led the investors and the financial community to adopt a more conservative stand, which negatively affected the influx of hard currency to Brazil. Such factors were: 1) slowdown of the global economic growth, started in 2001; 2) falls of the stock exchanges;
3) confidence crisis in Corporate America; and 4) economic crisis in Argentina, which served as a basis to wrong analogies with Brazil.

In the internal front, 1) the increase of the public debt; 2) the low commercial surpluses registered until the beginning of the year; and 3) the uncertainties about the results of the elections and the policies that would be adopted by the future Lula administration, reinforced the negative movement of lack of confidence.

These external and internal events caused the availability of international credit for Brazil to sharply fall in the 2/nd/ semester of 2002, and put pressure on the exchange rate, that reached levels of around R$3.96 per US$1, even though it dropped to R$ 3.53 by December 31, 2002. The exchange rate continued to improve reaching levels of about R$3.30 per US$1 in the first weeks of January 2003.

The strong exchange rate variation resulted in an increase of the inflation registered by the IPCA (Consumer Price Index), that reached 12.5% in 2002, compared with the 7.7% in 2001.

This increase of the inflation encouraged the Central Bank to raise the interest rates along the year, from the 19% in place in January, to 25% by year's end.

In this adverse scenario, the Company estimates a GDP growth of about 1.5% for 2002, keeping the low growth rate of 2001.

Within this deteriorated environment however, some important advances were made, signaling the possibility that the economic performance in 2003 is going to be better than in 2002.

The surplus in the trade balance jumped from US$ 2.6 billion in 2001 to US$ 13.1 billion in 2002 and the trend indicates that it will be higher in 2003.

The monthly inflation indicators, which reached the highest values in November 2002, started to fall in December and in the first probes of 2003.

The public debt fell, from the record level of 63.6% of the GDP reached in September 2002 (due to the excessive levels of devaluation within that period), to 57.5% of the GDP in November 2002, while the exchange rate was retreating.

Finally, the first signs given by the new government about the adoption of the monetary policy contributed for a progressive dismissal of the uncertainties, since the fiscal austerity policy was reaffirmed as well as the continuity of the inflation goals and the floating exchange rate regime.

This group of positive factors creates the possibility for the Brazilian economy to get back to gradually accelerate its growth rate and that leads to a scenario with more financial stability in 2003.

In October 2002, Mr. Lula, candidate of the opposition, was elected as President of Brazil. In the months that followed and in the beginning of 2003, contradicting the environment of uncertainties that ruled prior to the presidential elections, Brazil completed a well-succeeded transition, from the institutional point of view, from the government that ruled the country during eight years and the politic opposition party that had never attained the Federal ruling power.

The institutional stability was shown by the country through the transition procedures as well as the smooth and efficiency of the democratic process. That process was materialized by the teamwork of two the technical teams of the old and the new government who worked together during the two months before the transfer of the positions. That is certainly a positive sign. It contributed to restore the confidence of the markets and to appreciate the exchange rate in the end of 2002.

5 - Economic and Financial Aspects

--------------------------------------------------------------------------------
In R$ millions                           2002             2001      Change (%)
--------------------------------------------------------------------------------
Net operating revenues                  1,847.6          1,703.3           8.5
--------------------------------------------------------------------------------
EBITDA                                    601.8            587.8           2.4
--------------------------------------------------------------------------------
Net profit                                140.4            162.9         (13.8)
--------------------------------------------------------------------------------
Interest on capital / dividends           101.9*            42.8         138.1
--------------------------------------------------------------------------------
Total Assets                            2,812.1          2,690.6           4.5
--------------------------------------------------------------------------------
Net Equity                              1,779.7          1,735.7           2.5
--------------------------------------------------------------------------------
Debt                                      460.5            484.7          (5.0)
--------------------------------------------------------------------------------

(*) Subject to approval by the General Shareholders' Meeting


Operating Revenues

Accumulated net operating revenues in 2002 (R$ 1,847.6 million) showed an increase of 8.5% over the previous year (R$ 1,703.3 million), because of the increase of the client base that resulted in traffic growth and data transmission, partially offset by lower ARPUs. Furthermore, there was an increase of the interconnection tariffs in February.

                                    [GRAPH]

EBITDA

EBITDA reached R$ 601.8 million, equivalent to a 33.6% EBITDA margin, including the sale of handsets.

                                    [GRAPH]

Net Profit

Net profit increased from R$ 162.9 million in 2001 to R$ 140.4 million in 2002.

                                   [GRAPH]

Invested in Subsidiaries


                                      Telerj Celular S.A.    Telest Celular S.A.    Total
                                      ------------------     -------------------  ----------
Balance as of December 31, 2001           1,391,681               253,784          1,645,465
Result of equity method                     134,052                (7,159)           126,893
Adjustments of previous fiscal years              -                    94                 94
Dividends and IONW (expired)                  2,503                   643              3,146
Dividends and interests on net worth        (31,838)                    -            (31,838)
                                          ---------               -------          ---------
Balance as of December 31, 2002           1,496,398               247,362          1,743,760
                                          =========               =======          =========

Ownership of Subsidiaries

                                                                       2002                           2001
                                                            --------------------------     --------------------------
                                                              Telerj         Telest          Telerj         Telest
                                                              Celular        Celular         Celular        Celular
                                                                S.A.          S.A.            S.A.           S.A.
                                                            ----------     -----------     ------------    ----------
Net Equity                                                   1,496,398        247,362        1,391,681       253,784
Book Value of shares (lot of 1.000) - R$                         49.14         121.32            45.71        124.47
Net profit of the fiscal year                                  134,052        (7,159)          126,553        21,656
Percentage of ownership                                           100%           100%              100%          100%
Result of equity method                                        136,555        (6,422)          126,553        22.150
Book Value of investments                                    1,496,398        247,362        1,391,681       253,784

Summary of the Financial Statements of Subsidiaries


                                                            Telerj Celular S.A.                 Telest Celular S.A.
(figures in R$ million)                                  2002                2001              2002             2001
Net Operating Revenues                                      1,614.1             1,496.5            240.2            211.6
Gross Income                                                  728.8               730.9             95.5             87.0
Operating Result                                              217.7               159.2             (8.1)            23.0
Net Income                                                    134.1               126.6             (7.2)            21.7
                                                     --------------      --------------      -----------      -----------
          Total Assets                                      2,422.8             2,252.5           337,6             340.5
                                                     ==============      ==============      ===========      ===========

6 - Loans and Financing

Comparing 2002 with 2001, there was a reduction in the negative financial results in the amount of R$107.3 million. In 2002 the Company established a provision for Interest on Net Worth in the amount of R$13.5 million while in the previous year the amount was R$50.3 million. Netting out these amounts, the financial expenses are reduced by R$70.5 million due to the reduction in the average indebtedness of the Company, net of coverage, which fell from R$493.7 million in 2001 to R$336.6 million in 2002. It is woth mentioning that also contributed to this effect the positive results of the hedging operations and the increase of financial revenues. The protection against the effects of the exchange rate devaluations was obtained through operations with derivatives. The Company is 100% hedged.

The debt registered by the Company at the end of the year 2002 amounted to R$460.5 million or 25.88% of Shareholders Equity while at the end of the year 2001 the debt amounted to R$484.7 million or 27.92% of Shareholders Equity. The all funding is 100% nominated in foreign currency.

The R$460.5 million debt recorded on December 31, 2002 corresponds to R$336.6 million when the R$123.9 million, corresponding to temporary gains in hedging, is subtracted. The R$213.4 million net debt is obtained after subtracting the R$123.2 million of cash and cash equivalents.

The Company develops constant and timely efforts, according to the market situation, to shield the liabilities against the effects of the exchange rate variation.

7 - Capital Expenditure

The Company continued its program of expansion, optimization and modernization during the year with investments totaling R$ 370.9 million.

Investments for 2003, will be mainly directed to further network expansion, introduction of new products and services which will provide added value to the customers and, at the same time, will maximize the use of the cellular telephony. In addition, investments will be directed towards improvement in the quality of existing services.

8 - Capital Markets

The shares of TELE SUDESTE CELULAR PARTICIPACOES S/A began trading at the Sao Paulo Stock Exchange - BOVESPA on September 21, 1998. ADRs have been negotiated on the New York Stock Exchange - NYSE since November 16, 1998.

In 2000, Telefonica S.A. made public offerings for swapping TELE SUDESTE CELULAR PARTICIPACOES S/A shares trading in the Brazilian and the US markets, leading to a reduced market liquidity of the shares. In October, the Company began a corporate restructuring whereby Tele Sudeste Celular incorporated the stakes of minority shareholders in its operating company subsidiaries.

In 2002, the shares of TELE SUDESTE CELULAR PARTICIPACOES S/A, in terms of daily average, traded amounts of R$ 31.5 thousand for its common shares and R$ 224.4 thousand for its preferred shares at the Sao Paulo Stock Exchange, and US$ 9.41 thousand for its ADR at the New York Stock Exchange, showing a 253,400 ADR volume.

The common nominative ON shares and the preferred nominative PN shares were trading at the BOVESPA at R$ 5.05 and R$ 6.70, respectively, per lot of a thousand shares, as of December 30, 2002.

-----------------------------------------------------------------------
Per thousand shares                             2002      2001
-----------------------------------------------------------------------
Profit                                           0.36      0.41
-----------------------------------------------------------------------
Book Value                                       4.33      4.38
-----------------------------------------------------------------------
ADR price (1:5,000 PN)                           9.41     12.60
-----------------------------------------------------------------------
Preferred share price*                           6.70      6.06
-----------------------------------------------------------------------
Common share price*                              5.05      5.02
-----------------------------------------------------------------------
(*) BOVESPA price on the last trading day of the year.

On September 27, 2002, the Company, following a resolution of the Board of Directors, paid interim dividends in a total amount of R$ 84.37 million, based on the financial statements as of June 30, 2002.

The Board of Directors proposed the payment of interest on Company's net worth, net of income tax in the amount of R$ 11.475 million to the common and preferred shareholders registered as such, on December 26, 2002. The payment of interest on company's net worth net of income tax will be considered an integral part of the dividend in accordance with the by-laws and Law # 9,249/95.

On December 30, 2002, the Extraordinary General Shareholders' Meeting and the Preferred Shareholders Meeting approved the substitution of the priority in the distribution of the minimum dividend of 6% of their participation in the capital stock to the preferred shareholders by a dividend payout in an amount that is 10% higher than the one paid to the common shares, modifying the Company's by-laws in accordance to Law # 10303/01.

In order to comply with the mandate of the by-laws regarding the dividend of the preferred shares 10% higher than the one paid to the common shares, the Board of Directors proposed the payment of an additional dividend for the preferred shares, totaling R$ 6.01 million.

9 - Human Resources

The Company continued its efforts to keep its payroll at optimal levels in order to control costs and at the same time maintain its high level of productivity. At the end of the year, Tele Sudeste had 1,972 employees, increasing 10.0% in relation to 1,793 in 2001, representing about 1,752 lines per employee at the end of the year.

The quantitative and qualitative gains obtained during 2002 were possible only through the total commitment and dedication of the employees in the various areas of the Company. It was due to these efforts that the growth and productivity targets were reached.

The Company offers to its employees a Private Pension Plan, "Plano Visao Celular", based on defined contribution principles, in which the contributions are made by the members of the plan (the employees) and by the sponsor (the operating companies). These contributions are credited to the individual accounts of the plan members. At the end of 2000, the employees that had the previous "Plano de Beneficios Previdenciarios" - PBS had the option to migrate to the new "Plano de Beneficios Visao Celular". On December 31, 2002, of the 82.7% of the employees who had corporate pension plan, 99.1% were members of the "Plano Visao Celular".

Training

An investment of R$ 2.41 million was accounted for the various training programs which were designed to attract, retain and develop new talents.

10 - Research and Development

Tele Sudeste has a cooperation agreement with the Telebras Research and Development Center - (Centro de Pesquisa e Desenvolvimento da Telebras - CPqD), which, since the privatization of the Telebras System, has been managed as a non-profit entity. Within the scope of its Technical Assistance Agreement with Telefonica, the Company also has access to the products and services developed by the Telefonica I+D (Investigacion y Desarrollo / Research and Development).

11 - Environment

At the environmental front, the Company has established a program for the collection of used batteries. Delivery is centered at the Company's own retail outlets from where the batteries are dispatched to the manufacturers for recycling. From July 2000 on, according to the Resolution of the National Council for the Environment (Conselho Nacional do Meio Ambiente - Conama), it is obligatory that used batteries be collected and returned to the manufacturers or importers.

Based on an in-house decision in association with the Committee for Citizenship and Community Action (Comite de Cidadania e Acao), the Company has set up a scheme for the collection of printing cartridges for recycling, the proceeds of which are then converted into tuitions.

12 - Social Campaigns

The Company sponsors social projects carried by Telefonica Foundation (Fundacao Telefonica). Moreover, Tele Sudeste has been continuing its sponsoring policy for culture, sports, philanthropy and education, such as the Saint Sebastian Marathon, Telefonica Open Air, Vital, donation campaigns and others, in an effort to place the Company closer to the various public segments and to the community.

13 - Prospects and Plans

Based on its philosophy of continually satisfying consumer expectations and requirements, the Company is intensifying its degree of market segmentation. This will permit the offer of tailor-made services to large corporate, small and midsize companies, families, teenagers, independent professionals, etc. Among the Company's priorities for 2003 are the consolidation of the Joint Venture structure, the maintenance of market leadership and the development of even closer relationships with suppliers and retailers and the promotion of value added services.

The year 2003 will be characterized by new challenges, with a new competitive environment, new consolidation trends within the sector and a new politic-regulatory scenario.

14 - Explanatory Notes

                            Institutional Background

Established under Brazilian law, TELE SUDESTE CELULAR PARTICIPACOES S.A. was spun off from the corporate split up of Telecomunicacoes Brasileiras S.A. - Telebras, which took place on 22 May 1998. Each of its operators - Telerj Celular S.A. in Rio de Janeiro and Telest Celular S.A. in Espirito Santo - was incorporated from 5 January 1998 through the split up of the State operators, as determined at the General Meetings held on 30 January 1998. Expiring on 30 November 2005 for Telerj Celular and on 30 November 2008 for Telest Celular, the concessions are open to renewal for successive fifteen-year periods. With the introduction of new telecommunications regulations in Brazil, a regulatory agency was also set up - ANATEL - which supervises the businesses, services and tariffs of Brazil's telecommunications companies after the privatization.

At a public auction held on July 29/th/, 1998, on the Rio de Janeiro Stock Exchange, the Federal Government disposed of its stock control in TELE SUDESTE CELULAR PARTICIPACOES S.A. to the Sudestecel Consortium.

The Tender Exchange Offering held by Telefonica S.A. during July 2000 was jointed by holders representing 68.41% of the capital stock at the time, allowing Telefonica Group to increase its control of the Company Capital. This position was lately transferred to Telefonica Moviles S.A.

During the Corporate Restructuring that took place during the last quarter of 2000, Tele Sudeste Celular incorporated in its capital the minority shareholders of its two subsidiaries. Once transformed into wholly subsidiaries, both operating companies were delisted in March 2001.

Sudestecel Participacoes S.A. controls 47.15% of Tele Sudeste's voting capital, corresponding to 16.25% of the total capital and is formed by Telefonica Moviles S.A., Iberdrola Investimentos S.U.L., NTT DoCoMo, Inc, and Itochu Corporation. On December 14, 2001, through an operation announced in April 19, 2001, Telefonica acquired the 7% participation that Iberdrola Investimentos S.U.L had on Sudestecel's capital stock.

In addition, Telefonica Moviles S.A. and Tagilo Participacoes Ltda (controlled by Telefonica Group) have 68.61% of the total capital stock.

Tables Attached:

Table 1 - Plans and Promotions
Table 2 - Balance Sheet of TELE SUDESTE PARTICIPACOES S.A.
Table 3 - Income Statement
Table 4 - Statement of Changes in Financial Position
Table 5 - Changes in Shareholders' Equity
Table 6 - Explanatory Notes

Plans and Services:

Basic Plan - Reference plan of the company, which is always available to its subscribers, in both analog and digital systems. The services included in the digital basic plan are: Mail Box and Caller ID.

Cellpop - Targeting the market of the state of Espirito Santo and upstate Rio de Janeiro, this is an ideal option for analog technology users. It used to provide service only in the clients registration area (024 or 027), and after July it started providing automatic roaming services.

Movi Star Digital - Targeting the introduction of competitive tariffs to digital clients, in addition to free value-added services, such as call waiting, follow-me, caller ID and voice mail.

Movi Star Top 20 - Post-paid plan, without subscription fee. With a R$ 20.00 payment of franchise, it includes 40 minutes of VC1 and VC2 calls per month.

Movi Star Top 35 - Post-paid plan, without subscription fee. With a R$ 35.00 payment of franchise, it includes 40 minutes of VC1 and VC2 calls per month.

Movi Star Top 50 - Post-paid plan, without subscription fee. With a R$ 50.00 payment of franchise, it includes 65 minutes of VC1 and VC2 calls per month.

Movi Star Top 75 - Post-paid plan, without subscription fee. With a R$ 75.00 payment of franchise, it includes 150 minutes of VC1 and VC2 calls per month.

Movi Star Top 100 - Post-paid plan, without subscription fee. With a R$ 100.00 payment of franchise, it includes 250 minutes of VC1 and VC2 calls per month.

Movi Star Top 150 - Post-paid plan, without subscription fee. With a R$ 150.00 payment of franchise, it includes 450 minutes of VC1 and VC2 calls per month.

Movi Star Professional 75 - Post-paid plan for non-corporate clients that work for our corporate clients, without subscription fee. With the payment of a franchise, it includes 75 minutes of VC1 and VC2 calls per month, originated within Rio de Janeiro and Espirito Santo States.

Movi Star Professional 150 - Post-paid plan for non-corporate clients that work for our corporate clients, without subscription fee. With the payment of a franchise, it includes 150 minutes of VC1 and VC2 calls per month, originated within Rio de Janeiro and Espirito Santo States.

Movi Star Empresa 75 - Corporate post-paid plan, without subscription fee. A franchise of 75 minutes of VC1 and VC2 calls per month is granted.

Movi Star Empresa 150 - Corporate post-paid plan, without subscription fee. A franchise of 150 minutes of VC1 and VC2 calls per month is granted.

Movi Star Empresa Classico - Offered to corporate subscribers, it features a gradual decreasing of subscription and service tariffs, according to the number of requested lines and traffic, respectively.

MoviStar Amigo - Prepaid digital plan offered in the metropolitan area of Rio de Janeiro and in some cities upstate Rio de Janeiro. It operates in all Area 3, including the analog network, without additional costs as roaming.

MoviStar Amigo Dia - Prepaid digital plan, offering reduced tariffs from Monday to Friday from 07:00 to 19:00. The client chooses his plan at the activation time according to his profile.

MoviStar Amigo Noite - Prepaid digital plan, offering reduced tariffs from Monday to Friday from 20:00 to 08:00 and all day Saturday, Sunday and national holidays. The client chooses his plan at the activation time according to his profile.

MoviStar Amigo Toda Hora - Prepaid digital plan that offers one tariff 24 hours a day, seven days a week. The client chooses his plan at the activation time according to his profile.

MoviStar Facil - Prepaid analog offered in upstate Rio de Janeiro and the state of Espirito Santo. Pays an additional charge per minute when operating in the metropolitan area of Rio de Janeiro.

MoviStar Torpedo - This service allows to send short messages up to 145 characters , if the handset offers this facility or through the Company's website accessing the link "Torpedomania", or even through a callcenter operator, dialing *3000 from the handset. The service is free of charges when sent via Internet and it is not necessary to be a client of the Company to send the message this way. The Company charges R$ 0.25 per message sent by a cellular phone of the Company with destination in another cellular phone of the Company and R$ 0.75 per message sent through an operator (*3000). The messages sent by our customers using roaming in Sao Paulo state cost R$ 0.40. The messages between Tele Sudeste cellulars and Telesp Celular and ATL, cost R$ 0.40 and R$ 0.30, respectively. The messages for participation in the reality shows Big Brother Brasil and Casa dos Artistas 2 cost R$ 0.60.

Torpedo Chat - This service creates a chat environment in the cellular. The client can also create a chat room with its favorite topics. The service allows the user to remain anonymous and the telephone number will not be revealed. All chat rooms can handle up to ten users.

E-mocion - Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and to receive e-mails, to access news and bank information, entertainments, to book flight reservations and to buy CDs and other goods, through information and service providers and banks which have a partnership with the Company. Since there is no monthly fee for the service, the client only pays for the calls made. The contract clients pay the VCMP tariff per minute and the prepaid clients pay R$0.75 per minute. Through an agreement with Telesp Celular, Telebahia Celular, Telergipe Celular and Global Telecom, the contract clients can use the WAP services offered by these companies paying the normal roaming tariff.

Meu E-mocion - The service offers an automatic e-mail address which is: the long distance code + the phone number @emocion.com.br. The e-mocion mail box can handle up to 50 messages in each box (inbox, recycle bin and save). The service also offers an address book with personal information such as full name, company, telephone number, cellular telephone number, e-mail and others, a timetable and other tools.

MoviStar Dados 2,5G - Grants the user with total mobility to surf on the internet up to ten times faster than the WAP service. The maximum transmission rate is now 144 kbps, compared to the average achieved by fixed telephony of 56 kbps. The client only needs to plug its notebook or palmtop to a modem card or a 2.5G cellular phone and connect himself with an ISP. Besides, the service offers other advantages that will contribute to increase the usage, such as the "always on" connection, data package billing, secure access to corporate VPNs.

*365: Launched on June 01, the service *365 is the result of a partnership between the Company and Brasil Assistencia S.A. Some of the available services are: automotive assistance, home assistance, medical indication, dentistry and hospital facilities, flowers delivery, book and information about flights, tickets to shows, restaurants and hotels reservation, delivery of medicines, and others.

*444: Consumption limit by request. The client knows the consumption of his calls, service available all day.

*445: Programmed consumption limit. The client receives Torpedo messages informing him about his consumption with a programmed periodicity.

*446: Consumption limit for contracted amount. The client receives Torpedo messages informing him about his consumption when it reaches 50%, 80% and 100% of his contracted amount. Besides, the client can decide the blocking of his line for outgoing calls when the contracted amount is reached.

MoviStar Amigo "+" - Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 30, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in the assigned account.

MoviStar Gestao - The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of the individually owned lines and also control their costs.

International Roaming - Temporary Service that offers to contract clients (individual or corporate) total access to phone calls when in the United States, Canada, Mexico, Caribbean, Uruguay, Argentina, Chile and Peru. Roaming within Europe and parts of Asia, Africa and Oceania is made through the GSM technology and includes the rental of a handset.

Promotions during the quarter:

..    Promotion "Torpedo Messages on Weekends" - Starting on September 28, 2002,
     prepaid and contract clients sending SMS messages during weekends pay R$
     0.10 per message when sending messages to other clients of the Company (areas 21, 22, 24, 27 and 28) and Torpedo Chat.

..    Promotion "Card R$ 15.00 + 5 Torpedo SMSs": Taking place in period between
     October 10, 2002 and December 30, 2002, with the purchase of a card and after recharging the credits, pre-paid clients were able to send up to 5 free Torpedo SMSs within 30 days of activation of the card.

..    Promotion "Card R$ 20.00 + R$ 2.00 bonus + 5 Torpedo messages": Taking place in the period between November 11, 2002 and December 31, 2002. With the purchase of a card, pre-paid clients won a R$ 2.00 bonus and after recharging the credits, they were able to send up to 5 free Torpedo messages to phones of the Company or the competitors within the validity period of the credits.

..    Promotion "Coisa Boa": Taking place in period between November 22, 2002 and
     December 04, 2002, pre-paid clients of the plans "Amigo Dia", "Noite" and "Toda Hora" that make an activation or a change of serial (except simultaneous change) will be able to send up to 100 free Torpedo messages, for a period of 30 days, to any digital cellphone, including those of other operators whom the Company has signed agreements with, and they will also be able to join the Torpedo Chat rooms.

..    Promotion "Coisa do Montao": Taking place in period between November 20,
     2002 and December 04, 2002, with the purchase of a R$ 20.00 card, pre-paid clients won a R$ 2.00 bonus, 5 free Torpedo messages and five minutes of access to e-mocion.

..    Promotion "Coisa Louca": Taking place in period between November 20, 2002 and December 04, 2002, contract clients of the plans Top 35, 50, 75, 150, MOVD and "Top Basico Digital" that make an activation or a change of serial (except simultaneous change) will be able to send up to 100 free Torpedo messages, for a period of 30 days, to any digital cellphone, including those of other operators whom the Company has signed agreements with, and they will also be able to join the Torpedo Chat rooms.

..    Promotion "Christmas Top 35 for R$ 20.00": Taking place in period between
     November 20, 2002 and December 31, 2002 and aimed to new contract clients that sign up for the service until the end date of the promotion in the plan "Top 35 Promotion", where the client will have a R$10.00 bonus for three accounts. Current clients of the Top 35 plan, or any other contract plan, can take advantage of the promotion if they change their handset before the promotion is over. Pre-paid clients can take advantage of the promotion if they migrate to the "Top 35 Promotion" plan.

..    Promotion "MoviStar Dados 2.5G": Taking place in period between November
     25, 2002 and December 31, 2002, it is a promotion for contract clients, granting them free access to the service "MoviStar Dados 2.5G" for 30 days counted since the activation of one o the new packages available (except the retail package).

..    Promotion "Coisa Boa para Caramba": Taking place in period between December
     05, 2002 and January 15, 2003, valid for contract and pre-paid clients, it offered a bonus of R$ 500.00 to make calls to cellphones of the Company within the same state (VCMP), send Torpedo messages (including other operators), *3000, Chat, access to e-mocion, and access to the voice mail, when the client did an activation or a change of handset.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.

                 BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

             (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                   A S S E T S

                                                             Company                 Consolidated
                                                     -----------------------   ------------------------
                                                        2002         2001         2002          2001
                                                     ----------   ----------   ----------    ----------
CURRENT ASSETS:
    Cash and cash equivalents                            14,062       64,406      123,170        85,761
    Accounts receivable, net                                  -            -      272,908       307,780
    Interest on capital and dividends                    12,837       40,764            -             -
    Inventories                                               -            -       59,260        65,754
    Recoverable and deferred taxes                       38,633       30,387      261,639       213,100
    Hedge operations                                          -            -       43,956         4,205
    Prepaid expenses                                          -            -       44,865        25,176
    Other assets                                          1,140        3,808       42,747        26,541
                                                     ----------   ----------   ----------    ----------
                                                         66,672      139,365      848,545       728,317
                                                     ----------   ----------   ----------    ----------
NONCURRENT ASSETS:
    Tax incentives                                        3,589        3,577        9,184         9,161
    Recoverable and deferred taxes                            -            -      273,918       350,619
    Hedge operations                                          -            -       79,945             -
    Prepaid expenses                                          -            -       14,912         7,576
    Other assets                                              -            -          211         2,324
                                                     ----------   ----------   ----------    ----------
                                                          3,589        3,577      378,170       369,680
                                                     ----------   ----------   ----------    ----------
PERMANENT ASSETS:
     Investments                                      1,743,759    1,645,465          333           250
     Property, plant and equipment                        1,291        1,722    1,585,057     1,592,391
                                                     ----------   ----------   ----------    ----------
                                                      1,745,050    1,647,187    1,585,390     1,592,641
                                                     ----------   ----------   ----------    ----------
          Total assets                                1,815,311    1,790,129    2,812,105     2,690,638
                                                     ==========   ==========   ==========    ==========

                     The accompanying notes are an integral
                         part of these balance sheets.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.

                 BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

             (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 Company               Consolidated
                                                        -----------------------    ----------------------
                                                           2002          2001         2002        2001
                                                        ---------     ---------    ---------    ---------
CURRENT LIABILITIES:
  Payroll and related charges                                   -            17       10,286       10,665
  Suppliers and accounts payable                            4,387         2,862      378,575      284,568
  Taxes, other than taxes on income                            34         1,359       26,239       57,207
  Loans and financing                                           -             -      200,922      189,726
  Employee profit sharing and dividends                    29,522        48,666       43,325       63,051
  Reserve for contingencies                                     -             -       26,519       14,900
  Other liabilities                                         1,552        1,345        64,211       13,031
                                                        ---------     ---------    ---------    ---------
                                                           35,495        54,249      750,077      633,148
                                                        ---------     ---------    ---------    ---------
LONG-TERM LIABILITIES:
  Loans and financing                                           -             -      259,597      294,939
  Reserve for contingencies                                     -             -       21,483        4,626
  Hedge operations                                              -             -            -       13,204
  Other liabilities                                           131           131        1,263        8,972
                                                        ---------     ---------    ---------    ---------
                                                              131           131      282,343      321,741
                                                        ---------     ---------    ---------    ---------
SHAREHOLDERS' EQUITY:
  Capital stock                                           685,321       595,722      685,321      595,722
  Treasury shares                                               -          (764)           -         (764)
  Capital reserves                                        378,069       468,420      378,069      468,420
  Income reserves                                          79,163        35,239       79,163       35,239
  Retained earnings                                       637,132       637,132      637,132      637,132
                                                        ---------     ---------    ---------    ---------
                                                        1,779,685     1,735,749    1,779,685    1,735,749
                                                        ---------     ---------    ---------    ---------
     Total liabilities and shareholders' equity         1,815,311     1,790,129    2,812,105    2,690,638
                                                        =========     =========    =========    =========

                     The accompanying notes are an integral
                          part of these balance sheets.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDEND DECEMBER 31, 2002 AND 2001

     (In thousands of Brazilian reais, except earnings per thousand shares)

             (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                                                Company                     Consolidated
                                                       --------------------------      -----------------------
                                                          2002           2001             2002         2001
                                                       -----------    -----------      ----------    ---------
GROSS OPERATING REVENUE                                          -              -       2,382,641    2,186,638
                                                       -----------    -----------      ----------    ---------
  Deductions from gross revenue                                  -              -        (535,010)    (483,339)
                                                       -----------    -----------      ----------    ---------
NET OPERATING REVENUE                                            -              -       1,847,631    1,703,299
                                                       -----------    -----------      ----------    ---------
    Cost of services and sales                                   -              -      (1,025,180)    (886,925)
                                                       -----------    -----------      ----------    ---------
    Gross profit                                                 -              -         822,451      816,374
                                                       -----------    -----------      ----------    ---------
OPERATING INCOME (EXPENSES):
  Selling                                                        -              -        (356,755)    (283,777)
  General and administrative                               (12,889)       (10,804)       (231,547)    (233,479)
  Equity pick-up                                           130,133        148,703               -            -
  Other, net                                                (1,026)        (2,365)        (10,037)       5,413
                                                       -----------    -----------      ----------    ---------
INCOME FROM OPERATIONS BEFORE FINANCIAL
  INCOME (EXPENSES), NET                                   116,218        135,534         224,112      304,531
                                                       -----------    -----------      ----------    ---------
    Financial income (expenses), net                        13,907         13,600         (26,217)    (133,519)
                                                       -----------    -----------      ----------    ---------
INCOME FROM OPERATIONS                                     130,125        149,134         197,895      171,012
                                                       -----------    -----------      ----------    ---------
  Nonoperating expenses, net                                     -              -          (1,202)        (991)
                                                       -----------    -----------      ----------    ---------
INCOME BEFORE INCOME TAXES                                 130,125        149,134         196,693      170,021
                                                       -----------    -----------      ----------    ---------
  Income tax and social contribution                            (9)          (123)        (69,817)     (57,404)
  Interest on capital reversal                              13,500         14,397          13,500       50,297
                                                       -----------    -----------      ----------    ---------
NET INCOME                                                 143,616        163,408         140,376      162,914
                                                       ===========    ===========      ==========    =========
SHARES OUTSTANDING AT PERIOD END - IN THOUSANDS        414,006,458    396,041,635
                                                       ===========    ===========
EARNINGS PER THOUSAND SHARES OUTSTANDING
  AT PERIOD END - R$                                       0.34689        0.41260
                                                       ===========    ===========

                 The accompanying notes are an integral part of
                                these statements.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.

           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - INDIVIDUAL

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                       (In thousands of Brazilian reais)

             (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                                    Capital reserves                     Income reserves
                                                 -----------------------             -----------------------
                                       Capital   Goodwill  Tax incentive   Treasury   Legal       Reserve     Retained
                                        stock     reserve     reserve       shares   reserve   for expansion  earnings     Total
                                       -------   --------  -------------   --------  -------   -------------  --------     -----
BALANCES DECEMBER 31, 2000             595,722    464,843        3,487           -    27,069            -       531,352   1,622,473

Adjustments from prior years -
 pension plans and post-retirement
 benefits                                    -          -            -           -         -            -           839         839
Tax incentives                               -          -           90           -         -            -             -          90
Treasury shares                              -          -            -        (764)        -            -             -        (764)
Net income                                   -          -            -           -         -            -       163,408     163,408
Net income allocation-
   Legal reserve                             -          -            -           -     8,170            -        (8,170)          -
   Interest on capital                       -          -            -           -         -            -       (50,297)    (50,297)
                                       -------    -------        -----        ----    ------       ------       -------   ---------
BALANCES DECEMBER 31, 2001             595,722    464,843        3,577        (764)   35,239            -       637,132   1,735,749

Treasury shares cancellation in
 accordance with Ordinary
Shareholders' Meeting 4/a/
   Extraordinary Shareholders'
   Meeting 12/a/ - April 02, 2002         (764)         -            -         764         -            -             -           -
Capital increase - Ordinary
 Shareholders' Meeting 51/a/ -
 April 29, 2002                         90,363    (90,363)           -           -         -            -             -           -
Tax incentives                               -          -           12           -         -            -             -          12
Prescribed dividends 1998                    -          -            -                                            4,187       4,187
Net income                                   -          -            -           -         -            -       143,616     143,616
Net income allocation-
   Legal reserve                             -          -            -           -     7,181            -        (7,181)          -
   Expansion reserve                         -          -            -           -         -       36,743       (36,743)          -
   Dividends                                 -          -            -           -         -            -       (90,379)    (90,379)
   Interest on capital                       -          -            -           -         -            -       (13,500)    (13,500)
                                       -------    -------        -----        ----    ------       ------       -------   ---------
BALANCES DECEMBER 31, 2002             685,321    374,480        3,589           -    42,420       36,743       637,132   1,779,685
                                       =======    =======        =====        ====    ======       ======       =======   =========

        The accompanying notes are an integral part of these statements.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

             (Convenience Translation into English from the Original
                        Previously Issued in Portuguese)

                                                                                        Company                Consolidated
                                                                                 ----------------------    ---------------------
                                                                                    2002         2001         2002        2001
                                                                                 ---------    ---------    ---------   ---------
SOURCE OF FUNDS:
     Net income                                                                    143,616      163,408      140,376     162,914
     (Expenses) income not involving working capital-
          Depreciation of property, plant and equipment                                431          431      377,682     283,318
          Monetary variation and other charges on long-term liabilities                  -            -      111,043      59,990
          Equity pick-up                                                          (130,133)    (148,703)
          Provision for contingencies                                                    -            -       16,937       1,645
          Loss on disposal of property, plant and equipment                              -            -          535         643
                                                                                 ---------    ---------    ---------   ---------
          Total                                                                   (129,702)    (148,272)     506,197     345,596
                                                                                 ---------    ---------    ---------   ---------
          Total from operations                                                     13,914       15,136      646,573     508,510
                                                                                 ---------    ---------    ---------   ---------
     Adjustments from prior years - pension plans and post-retirement benefits           -          839            -         839
     Tax incentives                                                                     12           90          106         584
     Decrease in noncurrent assets                                                       -      302,339                        -
     Investments realization - Dividends/interest on capital                        31,839       45,974            -           -
     Prescribed dividends 1998                                                       4,187            -        7,333           -
                                                                                 ---------    ---------    ---------   ---------
          Total sources                                                             49,952      364,378      654,012     509,933
                                                                                 ---------    ---------    ---------   ---------
USE OF FUNDS:
     Increase in noncurrent assets                                                      12            -        8,490         957
     Increase in investments, net                                                        -      440,283           83          67
     Additions to property, plant and equipment                                          -            -      370,883     408,656
     Decrease in long-term liabilities                                                   -            -      167,378       8,339
     Treasury shares                                                                     -          764            -         764
     Interest on capital                                                            13,500       50,297       13,500      50,297
     Dividends                                                                      90,379            -       90,379           -
                                                                                 ---------    ---------    ---------   ---------
          Total uses                                                               103,891      491,344      650,713     469,080
                                                                                 ---------    ---------    ---------   ---------
INCREASE (DECREASE) IN WORKING CAPITAL                                             (53,939)    (126,966)       3,299      40,853
                                                                                 =========    =========    =========   =========


WORKING CAPITAL VARIATION:

CURRENT ASSETS:
     At beginning of year                                                          139,365      263,172      728,317     859,588
     At end of year                                                                 66,672      139,365      848,545     728,317
                                                                                 ---------    ---------    ---------   ---------
     Variation                                                                     (72,693)    (123,807)     120,228    (131,271)
                                                                                 ---------    ---------    ---------   ---------
CURRENT LIABILITIES:
     At beginning of year                                                           54,249       51,090      633,148     805,272
     At end of year                                                                 35,495       54,249      750,077     633,148
                                                                                 ---------    ---------    ---------   ---------
     Variation                                                                     (18,754)       3,159      116,929    (172,124)
                                                                                 ---------    ---------    ---------   ---------
INCREASE (DECREASE) IN WORKING CAPITAL                                             (53,939)    (126,966)       3,299      40,853
                                                                                 =========    =========    =========   =========

                 The accompanying notes are an integral part of
                                these statements.

                              Tele Sudeste Celular
                       Participacoes S.A. and Subsidiaries

                           Financial Statements as of
                    December 31, 2002 and 2001 Together with
                    Report of Independent Public Accountants


                Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese See Note 31 to the Financial Statements.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
Tele Sudeste Celular Participacoes S.A. and Subsidiaries:
Rio de Janeiro - RJ

1. We have audited the accompanying, individual and consolidated, balance sheet of Tele Sudeste Celular Participacoes S.A. and subsidiaries as of December 31, 2002, and the related statements of income, changes in shareholders' equity (individual), and changes in financial position for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluation of the significant accounting practices adopted and estimates made by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial positions of Tele Sudeste Celular Participacoes S.A. and subsidiaries as of December 31, 2002, and the results of their operations, the changes in shareholders' equity (individual), and the changes in their financial positions for the year then ended in conformity with accounting practices adopted in Brazil.

4. The financial statements, individual and consolidated, as of December 31, 2001, presented for comparative purposes, were audited by other independent public accountants, who issued an unqualified opinion, dated January 24, 2002.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, January 27, 2003


DELOITTE TOUCHE TOHMATSU                     Jose Carlos Monteiro
Auditores Independentes                      Accountant
CRC n(degrees). 2 SP 011.609/O-8             CRC n(degrees). SP 100597/O-2-S-RJ

TELE SUDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

(Amounts in thousands of Brazilian reais, unless otherwise indicated) (Convenience Translation into English form the Original Previously Issued in Portuguese See Note 31 to the Financial Statements)

1.  OPERATIONS

     Tele Sudeste Celular Participacoes S.A ("Tele Sudeste" or the "Company") holds 100% of the capital of Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), and both companies are providers of cellular telecommunications services in the States of Rio de Janeiro and Espirito Santo, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

     The subsidiaries' activities, including services that they may provide, are regulated by Agencia Nacional de Telecomunicacoes - ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

     Migration from SMC to SMP

     On December 10, 2002 was signed the Authorization Term for Personal Mobile System between ANATEL and the affiliated companies Telerj and Telest, which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

     The signing of the above mentioned term rendered the migration of the exploration regimen of the cellular mobile service ("SMC - Servico Movel Celular"), effective through a concession granted by the Federal Government, to the personal mobile service ("SMP - Servico Movel Pessoal"), effective through authorization also granted by the Federal Government.

     The authorizations conceded to the subsidiaries Telerj and Telest are effective for the remaining period of concession, previously granted and presently substituted, November 30, 2005 and November 30, 2008, respectively, and latter renewable, for one more period, for a 15 year term, being this renewal payable in the future.

     The main alterations occurring from the migration of the SMC to SMP are:

     - Migration from SMC to SMP consolidated the joint venture process between the companies Telefonica Moviles and Portugal Telecom.

     - Access of the cellular phone in its authorized registered area, being conceded to the clients the code for choosing the service company ("CSP - codigo de selecao de prestadora") - as of May 31, 2003 for calls outside their registered area;

     -  Stricter quality  targets,  with the affiliated  companies  having a 6
        (six) month adaptation period after the publication of the migration in the Official Government Daily Newspaper;

     Joint Venture

     On December 27, 2002 the transfer of the assets held by the shareholders PT Moveis - Servicos de Telecomunicacoes, SGPS ("PT") and Telefonica Moviles S.A. "(TEM") in the Brazilian mobile telephone telecommunication market was implemented, concerning their direct and indirect participation in Telesp Celular Participacoes S.A., Tele Sudeste Celular Participacoes S.A., Tele Leste Celular Participacoes S.A., CRT Celular Participacoes S.A. and Global Telecom S.A., to BRASILCEL N.V., a Company with headquarters in Netherlands, which is held equally by TEM and PT.

     Consequently, Tele Sudeste Celular Participacoes S.A. is a publicly-traded company which, on December 31, 2002, was controlled by Sudestecel Participacoes S.A. (19,25% of the total capital), Brasilcel N.V. (13,88% of the total capital) and Tagilo Participacoes Ltda. (10,35% of the total capital) in the Brazilian market. Sudestecel Participacoes S.A. is controlled by Brasilcel N.V. (89.5% of total capital), NTT Docomo, INC. (7.00% of total capital) and Itochu Corporation (3.50% of total capital).

     The Senior Management of the companies involved understand that the mentioned process will result in significant gains for all the corporations, mainly due to the synergies obtained with the operations increase volume and the unification of operative processes, which may cause systemic adjustments.

2.  PRESENTATION OF FINANCIAL STATEMENTS


     The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

     The consolidated financial statements include the balances and transactions of the Company's subsidiaries, Telerj and Telest. In the consolidated financial statements, all intercompany balances and transactions were eliminated.

     The financial statements as of December 31, 2001 were, when necessary, reclassified for better comparability.

3.   PRINCIPAL ACCOUNTING PRACTICES

      a. Cash and Cash Equivalents

      Represent all existent cash and bank balances and highly liquid temporary cash investments, stated at cost, plus income accrued to the balance sheet date.

      b. Accounts Receivable

      Accounts receivable from telecommunication services are stated at the tariffs prevailing on the date services are rendered. They also include accounts receivable for services rendered but not billed yet on the balance sheet date. Additionally, this caption includes balances from the sale of cellular handsets and accessories.

      c. Allowance for Doubtful Accounts

      Provision is recognized for trade accounts receivable for which recoverability is considered improbable.

      d. Foreign Currency Transactions

      Transactions in foreign currency are recorded based on the prevailing exchange rate at the date of the related transactions and the corresponding balances are updated to the balance sheet date, and exchange variations are charged on statements of income. Foreign currency and premium on derivatives contracts are monthly accrued and recorded, not depending on liquidation.

      e. Inventories

      Inventories are represented by cellular handsets and accessories stated at average acquisition cost. A provision was recognized to cover losses on costs of products considered obsolete or whose quantities are higher than those usually traded by the subsidiaries over a reasonable period.

      f. Prepaid expenses

      Represented by values effectively disbursed but not incurred.

      g. Investments

      Investments in subsidiaries are carried under the equity method of accounting. The accounting practices held by the subsidiaries are in accordance with the followed by the Company.

      h. Property, Plant and Equipment

      Stated at acquisition or construction cost less accumulated depreciation, which is calculated under the straight-line method based on the estimated useful life of the asset. Incurred expenses on maintenance and repair costs, which means improvement, increase of useful life, are recorded on assets, while, the others are charged on statement of income.

      i. Income and Social Contribution Taxes

      Calculated and recorded by the effective rate prevailing on the balance sheet date on the accrual basis. Deferred taxes attributable to temporary differences, tax losses, and social contribution tax loss carryforwards are recorded as deferred assets on the assumption of future realization.

      j. Loans and Financing

      Updated by exchange variations and incurred interest to the balance sheet date.

      k. FISTEL Fee

      The amount of FISTEL (Telecommunication Inspection Fund) fees paid on monthly activation during the year was deferred for amortization over the customers' estimated retention period, equivalent to 24 months.

      l. Reserve for Contingencies

      Based on the legal counsel and management's opinion on the probable result of pending litigations and updated to the balance sheet date in an amount sufficient to cover probable losses, according to the nature of each contingency.

      m. Pension Plan

      Tele Sudeste and subsidiaries participate together with other companies, participants of the Telecommunications System, in a private pension entity (SISTEL) to administrate the pension plan and other post-retirement benefits provided to their employees. The amount of contributions and actuarial liabilities are recorded on accrual basis.

      n. Revenue Recognition

      Revenue from services, billed and not billed, is recognized when the services are rendered and billing is on a monthly basis. Revenues from sales of prepaid cellular handset cards are deferred and recognized in income when cards are effectively used.

      o. Financial Income and Expenses

      Represented by interest, monetary restatement and exchange variations on cash investments, loans and financing obtained and granted. Also include exchange gains and losses on futures and swap contracts.

      p. Derivatives

      Telerj has some derivatives to manage the exposure of its cash flows in foreign currency to the interest and exchange rate fluctuation in relation to the Brazilian real. These derivatives are calculated and recorded on contractual terms basis, exchange rates and interest at the balance sheet date. The premiums pre received or prepaid, are deferred for amortization during the effective period of the respective contracts and the gains and losses, realized or not, are recorded as "Financial revenues or expenses, net".

     q.   Earnings per Thousand Shares

     Computed based on the number of shares outstanding at the balance sheet date.

4.   CASH AND CASH EQUIVALENTS

                                                 Company                      Consolidated
                                        ---------------------------    ---------------------------
                                        December 31,   December 31,    December 31,   December 31,
                                            2002           2001            2002           2001
                                        ------------   ------------    ------------   ------------
      Banks                                   855            252          16,704         17,888
      Temporary cash investments           13,207         64,154         106,466         67,873
                                           ------         ------         -------         ------
      Total                                14,062         64,406         123,170         85,761
                                           ======         ======         =======         ======

     Temporary cash investments refer, at most, to CDB's operations (Bank Deposit Certificates), indexed to CDI's variation (Interbank Deposit Certificates).

5.   ACCOUNTS RECEIVABLE, NET

                                                          Consolidated
                                                   ----------------------------
                                                   December 31,    December 31,
                                                       2002            2001
                                                   ------------    ------------
      Unbilled services                               50,308          71,151
      Billed services                                 68,894          84,377
      Interconnection                                 97,433         116,417
      Receivables from products sold                  89,502          73,461
      Allowance for doubtful accounts                (31,867)        (37,626)
                                                     -------         -------
      Total                                          272,907         307,780
                                                     =======         =======

     Changes in the allowance for doubtful accounts are as follows:

                                                            Consolidated
                                                     --------------------------
                                                        2002            2001
                                                     ----------     -----------
      Beginning balance                                37,626          22,261
      Supplementary provision                          57,955          53,567
      Write-offs                                      (63,714)        (38,202)
                                                      -------         -------
      Ending balance                                   31,867          37,626
                                                      =======         =======

6.  INVENTORIES

                                                            Consolidated
                                                   ----------------------------
                                                   December 31,    December 31,
                                                       2002            2001
                                                   ------------    ------------
Cellular handsets                                      70,625         60,145
Other                                                   5,001          5,959
Provision for obsolescence                           (16,366)          (350)
                                                     --------        -------
Total                                                  59,260         65,754
                                                     ========        =======

7.  RECOVERABLE AND DEFERRED TAXES

                                                                 Company                    Consolidated
                                                        --------------------------   --------------------------
                                                        December 31,  December 31,   December 31,  December 31,
                                                           2002          2001           2002          2001
                                                        ------------  ------------   ------------  ------------
    Recoverable income tax and social contribution         33,336        27,640         100,308        64,439
    Withholding income tax                                  4,608         2,747          21,656        24,610
    Recoverable ICMS (state VAT)                                -             -          67,734        61,685
                                                           ------        ------         -------        ------
       Recoverable taxes                                   37,944        30,387         189,698       150,734
    Deferred income and social contribution tax                 3             -         345,033       412,747
    Other                                                     686             -             826           238
                                                           ------        ------         -------       -------
       Total                                               38,633        30,387         535,557       563,719
                                                           ======        ======         =======       =======
    Current                                                38,633        30,387         261,639       213,100
    Noncurrent                                                  -             -         273,918       350,619
                                                           ======        ======         =======       =======

The main components of deferred income and social contribution tax assets are as follows:

                                                                  Consolidated
                                                         -----------------------------
                                                         December 31,     December 31,
                                                             2002             2001
                                                         ------------     ------------
 Tax credits from corporate restructuring                    254,222          348,965
 Provision-
    For obsolescense                                           5,564              119
     For contingencies                                        16,321            6,639
     Allowance for doubtful accounts                          10,835           12,793
     Accrual for rewards program                               7,813            3,613
 Tax losses and negative carryforwards                        32,670           39,803
 Accelerated depreciation                                      9,164                -
 Other                                                         8,444              815
                                                             -------          -------
           Total                                             345,033          412,747
Current                                                      109,241          104,941
                                                             -------          -------
Noncurrent                                                   235,793          307,806
                                                             =======          =======

The deferred tax credits were recognized on the assumption of future realization, as follows:

a. Tax losses and negative carryforwards will be compensated on a 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance to the assumption of future projected results, estimate to carryforwards tax loss until 5 years.

b. Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 26); the realization of those tax credits occurs in the same proportion as the amortization of goodwill on the subsidiaries. Studies by external consultants used in the restructuring process support the recovery of the amount in five years.

c. Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for inventories losses.

In July 2002, CVM Instruction No. 371 was enacted, establishing cumulative conditions for the accounting recognition and maintenance of deferred charges arising from temporary differences and tax loss carryforwards, as follows: -


- Presentation of profitability history based on the generation of taxable income in at least three of the last five years or presentation of grounded actions implemented for the future generation of taxable income;

- Presentation of the expected generation of future taxable income, discounted to present value based on the estimated realization period, grounded on a technical feasibility study, permitting the realization of the deferred tax assets over a period not exceeding ten years.

Technical studies approved by the management, indicate the full recovery of the amounts recognized by the Subsidiaries within the time frames established by the Instruction. Based on these studies, the expected period for the realization of these assets is as follows:

                                                        December,
                                                         31 2002
                                                        ---------
                2003                                     109,240
                2004                                     132,926
                2005                                     101,941
                2006                                         926
                                                         -------
                Total                                    345,033
                                                         =======

The Instruction also establishes that periodic studies must be carried out to support the maintenance of the recorded amounts.

8.  PREPAID EXPENSES

                                                      Consolidated
                                               --------------------------
                                               December 31,  December 31,
                                                   2002          2001
                                               ------------  ------------
Current-
    FISTEL fee                                       9,307        14,605
    Rents                                            2,028         1,994
    Financial charges                                  279           771
    ICMS (State VAT)                                 7,024         2,041
    Insurance premiums                                 606           578
    Prepaid bonus card                              20,884         2,776
    Other                                            4,737         2,411
                                                   -------       -------
Total                                               44,865        25,176
                                                    ======        ======

Noncurrent-
    FISTEL fee                                       2,944         3,589
    Rents                                            6,334         2,581
    Other                                            5,634         1,406
                                                   -------       -------
Total                                               14,912         7,576
                                                    ======       =======

The prepaid bonus card corresponds to the bonus service conceded to the clients, being amortized as the service is rendered limited to two months.

9.  INVESTMENTS

a.  Investment in subsidiaries

                                                Common Shares               Ownership
Subsidiaries                                      Interest                   Interest
------------------------------------------  ----------------------   -----------------------
Telerj Celular S.A.                                 100%                       100%
Telest Celular S.A.                                 100%                       100%

b.  Ownership amount

                                                   Common                 Total of Common
Subsidiaries                                       shares                     shares
------------------------------------------  ----------------------   -----------------------
Telerj Celular S.A.                              30,449,109                 30,449,109
Telest Celular S.A.                               2,038,856                  2,038,856

c.  Subsidiaries information

                                             Shareholder's Equity      Net Income (Loss) of
Subsidiaries                                       in 2002                   the year
------------------------------------------  ----------------------   -----------------------
Telerj Celular S.A.                               1,496,397                    134,052
Telest Celular S.A.                                 247,362                     (7,159)

d.  Composition and Changes (Company)

                                                   December                   December
Subsidiaries                                       31, 2002                   31, 2001
------------------------------------------  ----------------------   -----------------------
Investments in subsidiaries                       1,743,759                  1,645,465

Changes in the investment in 2002 and 2001 are as follows:

                                                                      December           December
                                                                      31, 2002           31, 2001
                                                                    -------------      ------------
Balances as of December 31, 2001                                      1,645,465          1,102,454
Capital increase                                                              -            439,444
Prior year adjustment                                                         -                838
Equity pick-up in 2002                                                  126,987            148,703
Interest on capital and dividends prescribed on subsidiaries              3,146                  -
Dividends in 2002                                                       (31,839)           (45,974)
                                                                      ---------          ---------
Balances as of December 31, 2002                                      1,743,759          1,645,465
                                                                      =========          =========

10. PROPERTY, PLANT AND EQUIPMENT

                                                               ------------------------------------------------------
                                                                                   Consolidated
                                                               ----------------------------------------- ------------
                                                                                                          December
                                                                           December 31, 2002              31, 2001
                                                               ----------------------------------------- ------------
                                              Depreciation                   Accumulated      Net book     Net book
                                               rates - %          Cost       depreciation       value        value
                                             ---------------   ------------ ---------------  ----------- ------------
      Transmission equipment                     14.29           1,292,218     (758,302)         533,916      616,759
      Switching equipment                        14.29             639,647     (321,620)         318,027      318,465
      Infrastructure                          5.00 - 20.00         298,283     (126,273)         172,010      165,328
      Software rights                            20.00             209,267      (54,970)         154,297       89,428
      Buildings                                   4.00              69,897       (7,775)          62,122       42,498
      Terminal equipment                         50.00              91,706      (52,160)          39,546       34,611
      Other                                    0 - 20.00           133,777      (42,359)          91,418       60,821
      Construction in progress                     -               213,721            -          213,721      264,481
                                                                 ---------   ----------        ---------    ---------
      Total                                                      2,948,516   (1,363,459)       1,585,057    1,592,391
                                                                 =========   ===========       =========    =========

11. SUPPLIERS AND ACCOUNTS PAYABLE

                                                             Company                          Consolidated
                                                  -------------------------------    -------------------------------
                                                    December          December         December          December
                                                    31, 2002          31, 2001         31, 2002          31, 2001
                                                  -------------     -------------    -------------     -------------
Suppliers                                               3,738             2,203          324,953          247,117
Interconnection and interlink                             649               659           53,622           37,451
                                                        -----             -----          -------          -------
Total                                                   4,387             2,862          378,575          284,568
                                                        =====             =====          =======          =======

12. TAXES, OTHER THAN TAXES ON INCOME

                                                                Company                        Consolidated
                                                      -----------------------------     ----------------------------
                                                        December        December          December       December
                                                        31, 2002        31, 2001          31, 2002       31, 2001
                                                      -------------- --------------     -------------  -------------
ICMS (state VAT)                                                -              -             13,998        45,099
PIS / COFINS (taxes on revenue)                                34          1,359              8,280         8,563
FISTEL fee                                                      -              -              2,726         2,353
FUST and FUNTTEL (regulatory charges)                           -              -              1,235         1,178
Other                                                           -              -                  -            14
                                                               --          -----             ------        ------
Total                                                          34          1,359             26,239        57,207
                                                               ==          =====             ======        ======

13. LOANS AND FINANCING


                   Composition of Debt

                                                                                              Consolidated
                                                                                       --------------------------
                                                                                       December 31,  December 31,
                                             Currency           Annual charges            2002           2001
                                            ----------    --------------------------   ------------  ------------
Principal-
  Financial institutions:
    Citibank - OPIC                             US$            5,20% p.y.+ libor           88,332        87,015
     Resolution No. 63                          US$          7,59% to 14,00% p.y.         192,564       210,386
    Other - Assumption of debt                  US$          8,28% to 10,707% p.y.        133,353       144,732
  NEC do Brasil S.A.                            US$           7,30% p.y. + libor           33,087        28,972

  Export Devel. Corpor. - EDC - Telest          US$              1,00% + libor                  -           898
Interest-                                                                                  13,183        12,662
                                                                                          -------       -------
                                                                                          460,519       484,665
                                                                                          =======       =======
Current                                                                                   200,922       189,726
Long-term                                                                                 259,597       294,939
                                                                                          =======       =======

Loans from Citibank-OPIC refer to financing for the expansion and modernization of the cellular telephone network. Loans from Nec do Brasil supplier and from Export Development Corporation refer to financing of fixed asset items.

     Payment Time chart

The long-term portion has the following composition by maturity year:

                                              December 31,
                                                  2002
                                              ------------
                                2004             194,594
                                2005              65,003
                                                 -------
                                Total            259,597
                                                 =======

      Restrictive covenants

 The financing from Citibank - OPIC has restrictive covenants, which the main restrictions are related to the indebtedness level, EBITDA and financial expenses.

      Guarantees

                   Banks                                     Guarantee
-------------------------------------------   ----------------------------------------
Citibank                                      Overseas Private Investment
                                              Corporation (OPIC) guarantee - only
                                              for politic risk
Resolucao No. 63                              Promissory notes
Assumption of debt and Resolution No. 4,131   Promissory notes
NEC do Brasil S.A.                            Aval
Export Development Corporation - EDC          Aval

On December 31, 2002, Telerj has exchange hedge operations in the total amount of US$139,433 thousand, with maturity until November, 2005, to cover its debt in foreign currency. As of that date, the Company and its subsidiaries had recorded a net gain (accounting) of R$171,593 (R$76,807 on December 31, 2001) on its exchange hedge operations and a book balance of R$123,901 in assets, from which R$43,956 on short-term and R$79,945 on long term.

14. PROFIT SHARING

                                                 Company                  Consolidated
                                       --------------------------   --------------------------
                                       December 31,  December 31,   December 31,  December 31,
                                           2002          2001           2002         2001
                                       ------------  ------------   ------------  ------------
Interest on capital                       15,279        42,752         15,279        42,752
Dividends                                 14,243         5,914         16,646        10,904
Employee profit sharing                        -             -         11,400         9,395
                                         -------       -------        -------       -------
Total                                     29,522        48,666         43,325        63,051
                                         =======       =======        =======       =======

Interest on capital and dividends are presented in Note 17b.

15. OTHER LIABILITIES


                                                                 Consolidated
                                                           ------------------------
                                                            December      December
                                                            31, 2002      31, 2001
                                                           ----------    ----------
Advances from customers - prepaid recharge cards               37,998         7,792
Accrual for rewards program                                    22,980         3,339
Other                                                           3,233         1,900
                                                           ----------    ----------
Total                                                          64,211        13,031
                                                           ==========    ==========

In August 2001, subsidiaries started a rewards program, which transforms calls into points, for future exchange for cellular phones. Points accumulated are accrued as they are obtained, considering the cost of the cellular phones and the expected utilization based on the registered customer's consumption profile. The accrual is reduced when the customer obtains the phone. As of December 31, 2001, was recorded the amount of R$7,287 in the long-term liability, recorded as other liabilities.

16. RESERVE FOR CONTINGENCIES

The company and its subsidiaries are parties to a number of lawsuits, stated on different courts, in reference to Labor, Tax and Civil claims. The subsidiaries management, based on legal counsel's opinion, recognized provision for the ones for which the unfavorable termination is considered probable.

The composition of the balance is as follows:

                                        Consolidated
                                  -------------------------
                                   December       December
                                   31, 2002       31, 2001
                                  ----------     ----------
    Labor                              7,848          3,169
    Civil                              4,944          4,262
    Tax                               35,210         12,095
                                  ----------     ----------
    Total                             48,002         19,526
                                  ==========    ===========
    Current                           26,519         14,900
    Long-term                         21,483          4,626
                                  ==========    ===========

       a.  Tax

    In August 2000, the injunction obtained by Telerj Celular, which permitted the payment of COFINS at the rate of 2%, was partially revoked. As a consequence, the amount of R$12,473, duly restated, was paid in September 2000. However, this injunction remains valid for the financial income exclusion from PIS and COFINS calculation basis, and the amount of R$20,931 remains accrued as of December 31, 2002 (R$10,065 as of December 31, 2001), related to the amounts not paid based on the referred injunction.

    On June 7, 1999, the subsidiary Telest obtained an injunction supporting the unconstitutionality of the increase in COFINS rate and change in COFINS and PIS calculation basis, and the future nonpayment of these taxes, as well as the offsetting of the respective amount of R$609 already paid. The Company did not recognize this contingent asset in its accounting records and accrued, on a conservative basis, the amount of R$2,147, related to the difference between the unpaid rate through December 31, 2002, supported by the referred injunction (R$2,030 as of December 31, 2002).

    The subsidiary Telest, based on legal counsel's opinion, recognized a provision in the amount of R$12,132 regarding fiscal assessments of ICMS occurred in 2002, which are on administrative level.

    In July 1998, Agreement No. 69/98 established that ICMS (State VAT) should be levied on the activation of new telephone lines. On December 14, 1998, the subsidiaries obtained an injunction for nonpayment of ICMS on activation fee, for both future amounts and taxable events occurring since the subsidiaries' incorporation. The subsidiaries' management, based on the opinion of legal counsel, believes that the chances of loss on this claim are remote, and accordingly, did not recognize any provision. The Rio de Janeiro State Supreme Court unanimously decided that no ICMS should be levied on the referred activity.

    The subsidiaries Telerj and Telest received tax assessments totaling R$49,467, referring to: (i) R$3,657 - recording of ICMS credit on the acquisition of permanent assets, which were recognized in the referred tax assessment as items not directly related to the company's activity; (ii) R$25,460 - nonpayment of ICMS on eventual or supplementary services that are not considered telecommunications services; (iii) R$1,087 - nonpayment of ICMS on calls originating from administrative terminals and tests used by the employees; and (iv) R$4,069 - social contribution underpayment;
    (v)R$8,089 - ICMS assessments that are on administrative level; and (vi) R$7,110 miscellaneous. The Company, based on the opinion of its lawyers and tax advisors, did not recognize a provision for these tax assessments.

       b. Labor and civil


    Refers to claims for indemnity for moral damages and several demands by employees, in the amount of R$12,792 as of December 31, 2002 (R$7,431 as of December 31, 2001), has been recognized to cover probable losses on these lawsuits.

    17. SHAREHOLDERS' EQUITY


    As of December 30, 2002, at the Extraordinary Shareholders' General Meeting was approved the adaptation of the Company Social Articles to the new conditions described in the Law 10,313 of October 31, 2001.

    a. Capital Stock

       The capital is composed of shares without per value, as follows:

                                                December        December
                                                31, 2002        31, 2001
                                              ------------    ------------
             Common shares                     154,431,421     136,466,598
             Preferred shares                  259,575,037     259,575,037

    b. Dividends and interest on capital

       Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

       At the 56th. Extraordinary Meeting of the Administration Council the proposal and payment of interim dividends was approved based on the financial statements as of June 30, 2002, to the holders of common and preferred shares, in the amount of R$84,370, corresponding to R$0.20378909 for each group of one thousand shares. The payment was made on September 27, 2002.

       Dividends are calculated in accordance with the Company's Social Article and in conformity to the Corporation Law. The proposed dividends, prior of the interest on capital inclusion, were calculated as follows:

                                                          December     December
                                                          31, 2001     31, 2002
                                                         ----------   ----------
       Net income for the year                              143,616     163,408
       Pension plan equity                                        -         839
       Legal reserve appropriation                           (7,181)     (8,170)
                                                         ----------   ---------

       Net income adjusted                                  136,435     156,077
       Dividends / interest on capital                     (103,879)    (50,297)

       Gross interest on capital                             13,500      50,297
       Withholding income tax above interest on capital      (2,025)     (7,545)
                                                         ----------   ---------

       Net interest on capital                               11,475      42,752
       Advanced dividends                                    84,370           -

Supplementary dividend                                           6,009                 -

Number of shares ( - ) Treasury shares
    Common                                                 154,431,421       136,466,598
    Preferred                                              259,575,037       259,575,037
                                                           -----------       -----------

                                                           414,006,458       396,041,635
                                                           -----------       -----------

Dividends / Net interest on capital of the year
    Common                                                      35,751            14,731
    Preferred                                                   66,103            28,021

Dividends / Interest on capital per thousand shares
(Reais)
    Common                                                    0.231506          0.107946
    Preferred                                                 0.254657          0.107949

c. Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring.

d. Legal Reserve

The legal reserve is calculated based on 5% of annual net income until this reserve reaches 20% of paid-up capital stock or 30% of capital stock plus capital reserves; thereafter, the appropriation to this reserve is not mandatory. The purpose of this reserve is to assure the integrity of capital stock and can only be used to offset losses or increase capital.

e. Reserve for Expansion and Modernization

Based on the budget approved by the Management Council, which describes the need of resources for investments projects for the next years, was transferred to the special reserve of expansion and modernization the balance of retained earnings, after the distribution of profits prescribed by law and the dividends prescribed.

18. NET OPERATING REVENUE

                                                           Consolidated
                                                   ----------------------------
                                                   December 31,    December 31,
                                                       2002            2001
                                                   ------------    ------------
    Monthly subscription charges                        281,613         367,211
    Usage charges                                       874,651         742,373
    Charges for use outside the concession area          23,950          25,267
    Additional charges per call                          43,146          53,423
    Interconnection (network usage charges)             795,067         702,049
    Additional services                                  15,539          13,005
    Products sold                                       348,635         283,244
    Other                                                    40              66
                                                   ------------    ------------
    Gross operating revenue                           2,382,641       2,186,638
    Revenue deductions                                 (535,010)       (483,339)
                                                   ------------    ------------
    Net operating revenue                             1,847,631       1,703,299
                                                   ============    ============

19. COST OF SERVICES AND SALES

                                                           Consolidated
                                                   ----------------------------
                                                   December 31,    December 31,
                                                       2002             2001
                                                   ------------    ------------
    Personnel                                            14,713          13,283
    Outside services                                     34,548          32,198
    Network connections                                 130,846         125,685
    Rent, insurance and building services fees           40,493          39,909
    Interconnection / interlinks                         84,332          76,051
    Taxes                                                60,624          63,373
    Depreciation                                        322,565         245,103
    Products sold                                       334,853         289,154
    Other                                                 2,206           2,169
                                                   ------------    ------------
    Total                                             1,025,180         886,925
                                                   ============    ============

20. SELLING EXPENSES

                                                           Consolidated
                                                  ------------------------------
                                                  December 31,      December 31,
                                                      2002              2001
                                                  ------------      ------------
    Personnel                                          44,333            31,069
    Materials                                           3,211             3,120
    Outside services                                  188,893           156,611
    Rent, insurance and building services fees          9,789             8,610
    Taxes                                                 360               357
    Depreciation                                       13,085             9,321
    Allowance for doubtful accounts                    96,810            71,847
    Other                                                 274             2,842
                                                     --------          --------
    Total                                             356,755           283,777
                                                     ========          ========

21. GENERAL AND ADMINISTRATIVE EXPENSES

                                                           Company                   Consolidated
                                                 ---------------------------  --------------------------
                                                 December 31,   December 31,  December 31,  December 31,
                                                     2002           2001          2002          2001
                                                 ------------   ------------  ------------  ------------
    Personnel                                          3,961          2,113        38,696        58,472
    Materials                                              -              -         3,837         3,365
    Outside services                                   8,426          7,403       123,399       121,469
    Rent, insurance and building services fees            21            774        11,408        18,563
    Taxes                                                 50             19         8,057         1,018
    Depreciation                                         431            431        42,032        28,894
    Other                                                  -             64         4,118         1,698
                                                    --------       --------      --------      --------
    Total                                             12,889         10,804       231,547       233,479
                                                    ========       ========      ========      ========

22. FINANCIAL INCOME (EXPENSES), NET

                                                            Company                  Consolidated
                                                  --------------------------  --------------------------
                                                  December 31,  December 31,  December 31,  December 31,
                                                     2002           2001          2002          2001
                                                  ------------  ------------  ------------  ------------
    Financial Income
        Income from temporary cash investments         14,042        63,694        42,674        37,910
        Interest on income                                  -        35,900             -             -
        Hedge operations, net                          13,137             -       221,010        76,807
        Monetary/exchange variations                      728           674         4,980           362
    Financial Expenses
        Charges on financial transactions                (500)         (471)      (43,291)      (70,676)
        Interest on income                            (13,500)      (50,297)      (13,500)      (50,297)
        Monetary/exchange variations                        -             -      (238,090)     (127,625)
                                                     --------      --------      --------      --------
    Total                                              13,907        13,600        26,217      (133,519)
                                                     ========      ========      ========      ========

23. INCOME TAX AND SOCIAL CONTRIBUTION

     The Company and its subsidiaries has been recording monthly the portion of Tax and Social contribution on income, in accordance with accrual basis, and pay these taxes based on monthly estimates. Deferred taxes are attributable to temporary differences, as of Note 7. The composition of income tax and social contribution expense is as follow:

                                                            Company                  Consolidated
                                                  --------------------------  --------------------------
                                                  December 31,  December 31,  December 31,  December 31,
                                                     2002           2001          2002          2001
                                                  ------------  ------------  ------------  ------------
    Social contribution tax expense                      (10)           (84)      (51,395)      (42,212)
    Income tax expense                                     1            (39)      (18,422)      (15,192)
                                                       -----         ------      --------      --------
    Total                                                  9           (123)      (69,817)      (57,404)
                                                       =====         ======      ========      ========

    The following is a reconciliation of the reported expense of taxes on income and the amounts calculated based on the combined official rates of 34%:

                                                                     Company                        Consolidated
                                                           -----------------------------    -----------------------------
                                                             December        December         December        December
                                                             31, 2002        31, 2001         31, 2002        31, 2001
                                                           -------------   -------------    --------------  -------------
    Income before taxes and employee profit sharing
        (combined)                                            143,625         163,531            340,326         369,021
                                                             --------      ----------       ------------    ------------
    Tax expense at the combined official rate                 (48,833)        (55,601)          (115,711)       (125,467)
    Permanent additions:                                          (11)            (18)            (2,999)           (739)
                                                             --------      ----------       ------------    ------------
        Nondeductible fines                                         -               -               (347)            (49)
         Other additions                                          (11)            (18)            (2,652)           (690)
    Permanent exclusions:                                      48,835          55,496             48,893          68,802
                                                           ----------      ----------       ------------    ------------
        Equity pick-up                                         44,245          50,559             44,245          50,559
        Other exclusions                                        4,590           4,895              4,590          17,101
                                                           ----------      ----------       ------------    ------------
    Tax expense in statements of income                            (9)           (123)           (69,817)        (57,404)
                                                           ==========      ==========       ============    ============


24. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

    a. Risks considerations

    The subsidiaries Telerj and Telest provide cellular communications services in the States of Rio de Janeiro and Espirito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular telephones through their own distribution network in order to increase their business operations.

    The main market risks that Telerj and Telest are exposed to on their activities are:

         . Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular telephones to the distribution networks.

         . Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk by unfavorable movement on interest rates (principally Libor and CDI).

         . Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and are related to potential losses on unfavorable movement on exchange rates.

    Since its creation Telerj and Telest have been practicing a pro-active position over the management of sundry risks that are submitted, through initiative procedures and operational general politics that allow decrease the inherent risks of the activities.

           Credit Risk

     The credit risk related to telecommunications services rendered, is minimized by the control performed on costumer's basis and management of indebtedness by clear politics for concession of billed cellular telephone. Tele Sudeste has 68.55% of its client basis participating on prepaid mode, which requires prepaid phone cards and not represent credit risk. Costumer's indebtedness represented 3.72% of gross revenue in 2002 (3.53% in 2001).

     The credit risk related to cellular telephones sales is managed by the conservative politic on credit concession, through updated management methods, which involves the "credit scoring", technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to the distribution system. Network distribution's indebtness represented just about 1.57% of cellular telephones sales during the year of 2002 (1.79% in 2001).

     As of December 31, 2002, the Company's net exposure to exchange rate risk, at book and market values, is as follows:

                                                            US$
                                                        ---------
          Loans and financing                            (130,337)
          Other liabilities                               (41,296)
          Derivative instruments                          169,611
                                                        ---------
          Net exposure                                     (2,022)
                                                        =========


     b. Derivative operations

     Telerj has recorded gain and losses on derivative contracts as "Financial income (expenses), net".

     The table below shows an estimation of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

                                                    Book value   Market value
                                                   ------------  ------------

     Loans and financing                             (460,519)     (407,159)
     Other liabilities                               (145,912)     (145,910)
     Derivative instruments - contracted amount       599,287       536,388
                                                     --------       -------
     Total                                             (7,144)      (16,681)
                                                     ========      ========


         The market value of loans and financing, as well as "swaps" was stated, based on discounted cash flows, using available interest rate projections.

         The market values are calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The usage of different assumptions may mean fully the estimations.


25. PENSION PLANS

      The subsidiaries, together with other companies of the former Telebras System, sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Tele Sudeste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS - A), resulting in a proposal for the restructuring of SISTEL's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

      Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Sudeste Celular
      Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

      Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

      For the other 83% of the subsidiaries' employees, there is an individual defined contribution plan - Visao Celular Benefit Plan, established by SISTEL in August 2000. The Visao Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Visao Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company's contributions to the Visao Celular Plan are similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

      During 2002, the subsidiaries contributed the amount of R$210 (R$116 in 2001) to PBS Tele Sudeste Celular Plan and R$3,111 (R$1,720 in 2001) to Visao Celular Plan.

      As permitted by CVM Instruction No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its benefit plans directly in shareholders' equity as of December 31, 2001, net of related tax effects. On December 31, 2002, the Company elected to recognize the actuarial liabilities of its benefit plans directly as expense of the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2002 and November 30, 2001, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan's assets was made in accordance with the Company's actuarial liabilities, in comparison with the plan's total liabilities. The own net amount recorded was R$839.

      For the year ended on December 31, 2002, the Company recognized proportionally the actuarial cost estimated for the year 2002, and R$2,471 was recorded related to these costs.

      See below the composition of the pension plans and post-retirement benefits provisions as of December 31, 2002, as well the information required by the Deliberation CVM No. 371 about such plans:

                             Plan                               Telerj           Telest         Consolidated
      ---------------------------------------------------   --------------    -------------    --------------
      PBS                                                             307               99               406
      PAMA                                                            564              163               727
                                                            --------------    -------------    --------------
      Consolidated total                                              871              262             1,133
      Deferred taxes                                                 (296)             (89)             (385)
                                                            --------------    -------------    --------------
      Total net effects                                               575              173               748
                                                            ==============    =============    ==============

I - PBS/Visao

I - a. Reconciliation between Assets and Liabilities

                         Plano                                  Telerj             Telest          Consolidated
---------------------------------------------------------   ---------------    ---------------    --------------
Total actuarial liabilities                                          8,531              2,424            10,955
Fair value of assets                                                 8,224              2,325            10,549
                                                            ---------------    ---------------    --------------
Liabilities recognized in balance sheet, net                           307                 99               406
                                                            ===============    ===============    ==============

Although Visao plans are defined contribution plans, there is an actuarial risk of death and of disability of its participants that are paid by the sponsor, being necessary an actuarial calculation above these risks.

I - b. Forecast expense for 2003

                           PBS/Visao                                  Telerj           Telest         Consolidated
----------------------------------------------------------------  ---------------  ---------------  ----------------
Cost of service                                                              568               64               632
Cost of interest                                                             840              239             1,079
Expected return on assets                                                   (844)            (235)           (1,079)
Employees' contributions                                                    (120)             (34)             (154)
                                                                  ---------------  ---------------  ----------------
                                                                             444               34               478
                                                                  ===============  ===============  ================

I - c. Actuarial Assumptions

      Rate used for present value discount of actuarial liabilities          10.24% p.y.
      Plan assets expected return rate                                       10.24% p.y.
      Salary increase rate                                                   6.08% p.y.
      Mortality rate                                                         GAM1971
      Disability mortality rate                                              RRB1944
      Disability rate                                                        RRB1944
      % of married active participants on retirement date                    95%
      Number of PBS Plan active participants                                 14
      Number of PBS Plan retired participants                                20
      Number of Visao Plan active participants                               1,626


II - PAMA

II - a. Reconciliation between Assets and Liabilities

                         PAMA (*)                                   Telerj            Telest          Consolidated
------------------------------------------------------------    ---------------    -------------   -----------------
Total actuarial liabilities                                              1,014              293               1,307
Fair value of assets                                                      (451)            (130)               (581)
                                                                ---------------    -------------   -----------------
Liabilities recognized in balance sheet, net                               563              163                 726
                                                                ===============    =============   =================

(*) Refers to proportional participation of Telerj and Telest in assets and liabilities of the multi-sponsored plan - PAMA, according to actuarial calculations. Based on the actuarial and legal counsels opinions, the Company, conservatively, recorded this potential liability as of December 31, 2002.

II - b. Actuarial Assumptions

      Rate used for present value discount of actuarial liabilities          11.30% p.y.
      Plan assets expected return rate                                       14.45% p.y.
      Inflation rate                                                         5% p.y.
      Growth medial cost rate                                                10,62% p.y.
      Mortality rate                                                         GAM1971
      Number of retired as of November 30, 2002                              28

III - PBS-A

      Although the PBS-A Plan has a superavit as of December 31, 2002, no assets were recorded by the sponsor, due to the legal impossibility of reimbursement of this superavit, besides the fact that is a non-contributive plan, which not allow the contributions reduction of the sponsor in the future.

III - a. Reconciliation between Assets and Liabilities

                     PBS-A (*)                           Telerj           Telest       Consolidated
--------------------------------------------------- ---------------   -------------  ----------------
Total actuarial liabilities                               7,621             442             8,063
Fair value of assets                                     (9,520)           (552)          (10,072)
                                                         ------            ----           -------
Liabilities recognized in balance sheet, net             (1,899)           (110)           (2,009)
                                                         ======            ====           =======

(*)Refers to proportional participation of Telerj and Telest in assets and liabilities of the multi-sponsored plan - PBS-A, according to actuarial calculations.

III - b. Forecast expense for 2003

                                      Telerj          Telest      Consolidated
                                   -----------      ----------   ---------------

Cost of interest                          785              48              833
                                        -----              --            -----
Expected return on assets               1,085              77            1,162
                                        =====              ==            =====

c. Actuarial Assumptions

      Rate used for present value discount of actuarial liabilities             11.30% p.y.
      Plan assets expected return rate                                          14.45% p.y.
      Salary increase rate                                                      8.15% p.y.
      Real increase benefits rate                                               5.00% p.y.
      Mortality rate                                                            UP84 with 1 year of increase
      Disability rate                                                           Disability Mercer's Rate
      Number of participants                                                    20

   26. CORPORATE RESTRUCTURING

   On November 30, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

   The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of December 31, 2002, are as follows:

                                                                                               December          December
                                   Balances        Tele Sudeste spin-off      ABCD0002         31, 2001          31, 2002
                                    as of        ------------------------   -----------     --------------    --------------
                                   spin-off        Telerj         Telest       Telerj        Consolidated      Consolidated
                                 ------------    ----------      --------   -----------     --------------    --------------
Balance sheet:

    Goodwill - spun-off           1,168,270       1,059,504       108,766      225,009        1,052,460          773,804
    Reserves - spun-off             778,206         705,755        72,451      150,231          703,495          519,582
                                 ----------      ----------      --------     --------       ----------         --------

Net effect equivalent to tax
credit from corporate
restructuring                       390,064         353,749        36,315       74,778          348,965          254,222
                                 ==========      ==========      ========     ========       ==========         ========

Statements of income:

    Goodwill amortization                                                                       278,656          278,656
    Reversal of reserve                                                                        (183,913)        (183,913)
    Tax credit                                                                                  (94,743)         (94,743)
                                                                                             ----------         --------
Net effect on income                                                                                  -                -
                                                                                             ==========         ========

   As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$254,222 as of December 31, 2002 (R$348,965 as of December 31, 2001), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 7).

   Tax credit from corporate restructuring will be capitalized as realization happens. On December 31, 2002, the company capitalized R$90,363 and was waiting for the approval of the supervisory council to capitalize the amount of R$93,516. The difference to R$94,743 corresponds to the partially realization of tax credit generated on Telest. Additionally R$19,613 and R$7,129 was recorded as tax credit on tax losses and negative basis of social contribution, respectively, due to not generating the respective tax benefit.

27.  ADMINISTRATOR FEE

During 2002 and 2001, administrator fees of R$2,400 and R$2,100 were recorded, respectively, as expenses.

28.  TRANSACTIONS WITH RELATED PARTIES

     The principal transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication--These transactions involve the companies owned by same group, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicacoes de Sao Paulo S.A. - Telesp, Celular CRT S.A, and Telefonica Servicios Moviles and Telesp Celular S.A These transactions were established based on contracts between Telebras and the operating concessionaires before privatization. The terms of these transactions are regulated by ANATEL. As from 2002 the Telecomunicacoes de Sao Paulo S.A - Telesp, started to provide long-distance services to the operators, replacing Embratel.

(b) Technical Assistance -- The subsidiaries due to Telefonica Moviles S.A technical assistance by telecommunication services.

(c) Rendering of Services--The following services are rendered by companies owned by the same group:

     . Corporate services centralized at Telerj Celular S.A. and Telecomunicacoes de Sao Paulo S.A - Telesp, transferred to other subsidiaries at costs effectively incurred.

     . Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.

     . Implementation and maintenance of profitability and cost control system by Telefonica Mobile Solution.

     . Services of implementation of facilities' security system rendered by Telefonica Engenharia.

     The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

     The summary of balances and transactions with unconsolidated related parties is presented as follows:

                                                      Company                   Consolidated
                                               ----------------------      ----------------------
                                               December      December      December      December
                                               31, 2002      31, 2001      31, 2002      31, 2001
                                               --------      --------      --------      --------
Current assets:
    Accounts receivable                              -             -           928           625
    Other assets                                13.503        12.817        28.063         7.507

Liabilities:
    Accounts payable and accrued expenses       (3.531)       (1.789)      137.176)      (71.776)
    Other liabilities                           (1.552)         (924)       (2.340)       (1.185)

Income (losses)
    Net operating revenue from services              -             -         7.308         7.089
    Cost of services rendered                        -             -        (3.483)       (3.545)
    Services rendered                                -             -       (35.319)      (31.509)
    General and administrative expenses         (4.269)       (2.981)      (28.680)      (17.808)
Financial revenues (expenses), net                 728             -       (48.515)            -

     29.  INSURANCE

     The Company and subsidiaries hold politics to monitor inherent risks on its operations. Therefore, as of December 31, 2002, the Company and subsidiaries held insurance agreements to cover operational risks, loss of income, civil liabilities, heath etc. The Company and subsidiaries administration know insurance cover amount is enough to cover contingent losses. The main assets, responsibilities, or cover interest by insurance and the respective amount is shown bellow:

              Classification                               Covered amount
              --------------                               --------------
      Operating risks                                   US$600,000 thousands
      Vehicle fleet                                     R$1,000

     30. RECONCILIATION BETWEEN COMPANY NET INCOME AND CONSOLIDATES NET INCOME

     As of December 31, 2002, the reconciliation between company net income and consolidated net income is as follows:

                                                 Consolidated
                                          -------------------------
                                          December         December
                                          31, 2002         31, 2001
                                          --------         --------

     Company net income                   143,616          163,408
     Telest capital reserve                   (94)            (494)
     Prescribed dividends 1998             (3,146)               -
                                         --------          -------
     Consolidated net income              140,376          162,914
                                         ========          =======


     31. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH


     The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE SUDESTE CELLULAR HOLDING COMPANY


Date: February 17, 2003.                By: /s/  Charles E. Allen
                                            -----------------------------------
                                            Name:    Charles E. Allen
                                            Title:   Investor Relations Director